UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Tao Thomas Wu

Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date:  May 8, 2013

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE FIRST QUARTER OF 2013 AND A NEW SHARE REPURCHASE PROGRAM

SHANGHAI, CHINA — May 6, 2013 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the first quarter of 2013.

FIRST QUARTER 2013 FINANCIAL HIGHLIGHTS

•	Net revenues in the first quarter of 2013 were US$32.6 million, a 94.3% increase from the corresponding period in 2012.

•	Income from operations in the first quarter of 2013 was US$11.9 million, a 352.1% increase from the corresponding period in 2012.

•

Net income attributable to Noah shareholders in the first quarter of 2013 was US$9.6 million, a 251.6% increase from the corresponding period in 2012. Non-GAAP[1] net income attributable to Noah shareholders in the first quarter of 2013 was US$10.7 million, a 193.8% increase from the corresponding period in 2012.

•	Net income per basic and diluted ADS in the first quarter of 2013 were US$0.18 and US$0.17, respectively. Non-GAAP net income per diluted ADS in the first quarter of 2013 was US$0.19.

FIRST QUARTER 2013 OPERATIONAL HIGHLIGHTS

•

Total number of registered clients[2] as of March 31, 2013 increased by 42.9% year-over-year to 42,590; this figure includes 40,915 registered individual clients, 1,558 registered enterprise clients and 117 wholesale clients that have entered into cooperation agreements with the Company.

•

Active clients[3] during the first quarter of 2013 were 1,778, an 86.8% increase from the corresponding period in 2012. The aggregate value of wealth management products distributed by the Company during the first quarter of 2013 was RMB8.7 billion (approximately US$1.4 billion)[4], a 63.1% increase from the corresponding period in 2012. Of this aggregate value, fixed income products accounted for 74.9%, private equity fund products accounted for 18.8%, and other products, including mutual fund products, private securities investment funds and investment-linked insurance products, accounted for 6.3%. The average transaction value per client[5] in the first quarter of 2013 was RMB4.9 million (approximately US$0.8 million), a 12.7% decrease from the corresponding period in 2012, primarily due to changes in product mix as clients purchased mutual fund products, which the Company started distributing since the second quarter of 2012, and more fixed income products. Both product categories have lower minimum investment amount than private equity fund products.

•

Coverage network as of March 31, 2013 included 56 branches, down from 57 branches as of December 31, 2012 and 60 branches as of March 31, 2012. The number of relationship managers decreased to 452 as of March 31, 2013, down from 459 as of December 31, 2012 and 580 as of March 31, 2012. Since June 30, 2012, the Company started to streamline its operations by closing four branches and adjusting the number of relationship managers.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.
[2]	“Total number of registered clients” includes clients registered with Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd., Noah’s mutual fund distribution business, which began operations in the second quarter of 2012.
[3]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period. Active clients include clients who have purchased mutual fund products that were distributed since the second quarter of 2012.
[4]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[5]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer, commented, “It was a record quarter for the company, with historical highs set for nearly all operating metrics. These results are reflections of structural improvements and strategic initiatives we have been making since the first half of 2012 in organizational structure, management, and product innovation.” Ms. Wang continued, “I am also pleased that all of our business units, including our mutual business and our Hong Kong business, continued to make meaningful progress this quarter. In addition, we were able to continue to grow our asset management business.”

Mr. Tom Wu, Chief Financial Officer, said, “It was a robust quarter. We were able to improve key financial metrics with strong revenue growth driven by broad client engagement in total transaction value and number of active clients, which led to improved profitability and record quarterly earnings. We are committed to delivering profitable and quality growth for our shareholders.”

FIRST QUARTER 2013 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2013 were US$32.6 million, a 94.3% increase from the corresponding period in 2012, due to increases in both one-time commission revenues and recurring service fees for the first quarter of 2013.

Net revenues from one-time commissions for the first quarter of 2013 were US$15.4 million, a 68.1% increase from the corresponding period in 2012. The year-over-year increase for the first quarter of 2013 was mainly due to an increase in transaction value and, to a lesser extent, an increase in average commission rate.

Net revenues from recurring service fees for the first quarter of 2013 were US$16.4 million, a 115.2% increase from the corresponding period in 2012. The year-over-year increase was mainly due to the cumulative effect of private equity funds previously distributed by the Company and an increase in assets under management by the Company since the second half of 2012.

Operating Margin

Operating margin for the first quarter of 2013 was 36.4%, as compared to 15.7% for the corresponding period in 2012. The year-over-year increase for the first quarter of 2013 was driven by growth of net revenues exceeding those in operating cost and expenses.

Operating cost and expenses for the first quarter of 2013, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$20.7 million, a 46.5% increase from the corresponding period in 2012.

Cost of revenues for the first quarter of 2013 totaled US$6.0 million, a 55.9% increase from the corresponding period in 2012. The year-over-year increase for the first quarter of 2013 was primarily due to an increase in compensation expenses paid to relationship managers as a result of the increase in transaction value.

Selling expenses for the first quarter of 2013 were US$7.9 million, a 29.2% increase from the corresponding period in 2012. Selling expenses as a percentage of net revenues for the first quarter of 2013 was 24.3%, as compared to 36.5% for the corresponding period in 2012. The year-over-year increases for the first quarter of 2013 was primarily due to increases in employee compensations and share-based compensations as the Company strengthened its selling and marketing functions.

G&A expenses for the first quarter of 2013 were US$6.8 million, a 61.8% increase from the corresponding period in 2012. G&A expenses as a percentage of net revenues for the first quarter of 2013 was 20.9%, as compared to 25.2% for the corresponding period in 2012. The year-over-year increases for the first quarter of 2013 was primarily due to increases in personnel expenses, professional consulting fees and rental expenses.

Other operating income for the first quarter of 2013 was US$31.0 thousand, as compared to US$52.8 thousand for the corresponding period in 2012. Other operating income is government subsidies received in the PRC from local governments for general corporate purposes.

Income Tax Expenses

Income tax expenses for the first quarter of 2013 were US$3.9 million, a 278.1% increase from the corresponding period in 2012. The year-over-year increase for the first quarter of 2013 was due to an increase in taxable income.

Net Income

Net income for the first quarter of 2013 was US$9.8 million, a 257.3% increase from the corresponding period in 2012. Net margin for the first quarter of 2013 was 30.0%, as compared to 16.3% for the corresponding period in 2012. Non-GAAP net margin for the first quarter of 2013 was 33.4%, as compared to 21.8% for the corresponding period in 2012.

Net income attributable to Noah shareholders for the first quarter of 2013 was US$9.6 million, a 251.6% increase from the corresponding period in 2012. Net income per basic and diluted ADS for the first quarter of 2013 were US$0.18 and US$0.17, respectively, as compared to US$0.05 and US$0.05 for the corresponding period in 2012.

Non-GAAP net income attributable to Noah shareholders for the first quarter of 2013 was US$10.7 million, a 193.8% increase from the corresponding period in 2012. Non-GAAP net income per diluted ADS for the first quarter of 2013 was US$0.19, as compared to US$0.06 for the corresponding period in 2012.

Balance Sheet and Cash Flow

As of March 31, 2013, the Company had US$120.8 million in cash and cash equivalents, an increase of US$1.2 million from US$119.6 million as of December 31, 2012. In the first quarter of 2013, the Company generated US$6.6 million in its operating activities, received US$14.8 million from maturing fixed income product investments, invested US$14.8 million in fixed income products and US$8.0 million in equity affiliates, and used US$1.2 million to acquire property and equipment. In the first quarter of 2013, the Company used US$2.9 million to repurchase American Depositary Shares (“ADSs”) and received US$5.5 million from third-party minority investments in PRC affiliated entities of the Company.

On May 22, 2012, the Company’s Board of Directors (the “Board”) authorized a share repurchase program of up to US$30 million worth of its issued and outstanding ADSs over the course of one year. As of March 31, 2013, the Company has repurchased 2,101,877 ADSs for approximately US$11.4 million, inclusive of transaction charges.

ANNOUNCEMENT OF A NEW SHARE REPURCHASE PROGRAM

The Company also announced today that the Board has approved a new share repurchase program, effective on May 22, 2013, which authorizes the Company to repurchase up to US$30 million worth of its issued and outstanding ADSs over the course of one year. The proposed share repurchase may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18, in privately negotiated transactions, in block trades or otherwise from time to time depending on market conditions and in accordance with applicable rules and regulations. The Board will review the share repurchase program periodically, and may authorize adjustments of its terms and size.

2013 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2013 is expected to be in a range of US$33.0 million and US$37.0 million, representing a year-over-year increase in the range of 23.0% and 37.9%. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Monday, May 6, 2013 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 8:00 am (Hong Kong, Tuesday, May 7, 2013) to discuss its first quarter 2013 unaudited financial results and recent business activity. The conference call may be accessed by calling the following numbers:

	Toll Free	Toll
• United States	+1-866-519-4004	+1-718-354-1231
• China
• Domestic	800-819-0121
• Domestic Mobile	400-620-8038

• Hong Kong	###-##-####
• United Kingdom	080-8234-6646

Conference ID #	40379992

A telephone replay will be available shortly after the call until May 13, 2013 at +1-646-254-3697 (US Local Toll) or +61-2-8199-0299 (International). Conference ID # 40379992.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes wealth management products, including primarily fixed income products, private equity funds, private securities investment funds and mutual funds. Noah is also equipped with asset management services capability, managing its own fund of funds and real estate fund products. With over 450 relationship managers in 56 branch offices as of March 31, 2013, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2013 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Shang Chuang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	December 31, 2012	March 31, 2013
	$	$
Assets
Current assets:
Cash and cash equivalents	119,561,152	120,791,189
Restricted cash	80,256	80,505
Short-term investments	49,035,610	49,291,869
Accounts receivable, net of allowance for doubtful accounts of nil at December 31, 2012 and March 31, 2013	10,055,724	15,670,930
Deferred tax assets	2,837,892	2,858,422
Amounts due from related parties	4,492,523	9,090,741
Other current assets	3,624,590	5,929,676

Total current assets	189,687,747	203,713,332

Long-term investments	3,106,692	3,116,346
Investment in affiliates	6,055,343	10,875,216
Property and equipment, net	4,387,953	5,330,136
Non-current deferred tax assets	1,105,816	1,153,037
Other non-current assets	1,025,917	1,097,492

Total Assets	205,369,468	225,285,559

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	11,926,784	9,997,862
Income tax payable	2,446,040	4,726,018
Deferred revenues	5,320,260	9,831,309
Dividend payable	—	7,726,426
Other current liabilities	6,631,634	7,008,991

Total current liabilities	26,324,718	39,290,606

Non-current uncertain tax position liabilities	1,451,897	1,496,704
Other non-current liabilities	2,087,028	2,497,773

Total Liabilities	29,863,643	43,285,083

Equity	175,505,825	182,000,476

Total Liabilities and Equity	205,369,468	225,285,559

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	March 31, 2012	March 31, 2013	Change
	$	$
Revenues:
Third-party revenues	14,521,729	18,952,544	30.5%
Related party revenues	3,230,408	15,542,850	381.1%

Total revenues	17,752,137	34,495,394	94.3%
Less: business taxes and related surcharges	(974,968)	(1,891,384)	94.0%

Net revenues	16,777,169	32,604,010	94.3%

Operating cost and expenses:
Cost of revenues	(3,853,533)	(6,008,317)	55.9%
Selling expenses	(6,128,402)	(7,918,718)	29.2%
General and administrative expenses	(4,220,228)	(6,828,071)	61.8%
Other operating income	52,812	30,983	(41.3%)

Total operating cost and expenses	(14,149,351)	(20,723,990)	46.5%

Income from operations	2,627,818	11,880,020	352.1%

Other income:
Interest income	713,210	653,300	(8.4%)
Investment income	533,026	1,138,767	113.6%
Other (expense) income	(43,713)	19,052	(143.6%)

Total other income	1,202,523	1,811,119	50.6%

Income before taxes and loss from equity in affiliates	3,830,341	13,691,139	257.4%
Income tax expense	(1,041,470)	(3,937,910)	278.1%
(Loss) income from equity in affiliates	(55,561)	14,206	(125.6%)

Net income	2,733,310	9,767,435	257.3%
Less: net income attributable to non-controlling interests	—	157,544	—

Net income attributable to Noah Shareholders	2,733,310	9,609,891	251.6%

Income per ADS, basic	0.05	0.18	260.0%
Income per ADS, diluted	0.05	0.17	240.0%

Margin analysis:
Operating margin	15.7%	36.4%
Net margin	16.3%	30.0%
Weighted average ADS equivalent: [1]
Basic	55,940,872	54,828,514
Diluted	56,674,694	55,650,945
ADS equivalent outstanding at end of period	55,972,765	54,677,482

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In U.S. dollars)

(unaudited)

	Three months ended
	March 31, 2012	March 31, 2013	Change
	$	$
Net income	2,733,310	9,767,435	257.3%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(29,754)	389,515	(1,409.1%)

Comprehensive income	2,703,556	10,156,950	275.7%
Less: Comprehensive income attributable to noncontrolling interests	—	200,233	—

Comprehensive income attributable to Noah Shareholders	2,703,556	9,956,717	268.3%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of		Change
	March 31, 2012	March 31, 2013

Number of registered clients	29,814	42,590	42.9%
Number of relationship managers	580	452	(22.1%)
Number of branch offices	60	56	(6.7%)

	Three months ended		Change
	March 31, 2012	March 31, 2013
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	952	1,778	86.8%
Transaction value:
Fixed income products	2,819	6,495	130.4%
Private equity fund products	2,362	1,627	(31.1%)
Other products, including mutual fund products, private securities investment funds and investment-linked insurance products	137	553	303.6%

Total transaction value	5,318	8,675	63.1%

Average transaction value per client	5.59	4.88	(12.7%)

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

Three months ended

	March 31, 2012	March 31, 2013	Change
	$	$

Net income	2,733,310	9,767,435	257.3%

Adjustment for share-based compensation related to:

Share options	886,766	54,096	(93.9%)

Restricted shares	35,407	1,076,665	2,940.8%

Adjusted net income (non-GAAP)*	3,655,483	10,898,196	198.1%

Net margin	16.3%	30.0%
Adjusted net margin (non-GAAP)*	21.8%	33.4%

Net income attributable to Noah Shareholders	2,733,310	9,609,891	251.6%

Adjustment for share-based compensation related to:

Share options	886,766	54,096	(93.9%)

Restricted shares	35,407	1,076,665	2,940.8%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	3,655,483	10,740,652	193.8%

Net income per ADS, diluted	0.05	0.17	240.0%
Adjusted net income per ADS, diluted (non-GAAP)*	0.06	0.19	199.2%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.